SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

MeetMe, Inc. (formerly Quepasa Corporation)

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

585141104 (formerly 74833W206)

(CUSIP Number)

William A. Myers

General Counsel

Norwest Venture Partners

525 University Avenue

Palo Alto, CA 94301

(650) 321-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 585141104

1.	Name of Reporting Persons Norwest Venture Partners X, L.P. (“NVP X”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

13D

CUSIP No. 585141104

1.	Name of Reporting Persons Genesis VC Partners X, LLC (“Genesis X”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

13D

CUSIP No. 585141104

1.	Name of Reporting Persons NVP Associates, LLC (“NVP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

13D

CUSIP No. 585141104

1.	Name of Reporting Persons Wells Fargo & Company (“Wells Fargo”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) CO

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Introductory Note: This Amendment No. 2 to Schedule 13D is being filed on behalf of Norwest Venture Partners X, L.P., a limited partnership organized under the laws of the State of Delaware (“NVP X”), Genesis VC Partners X, LLC, a limited liability company organized under the State of Delaware (“Genesis X”), NVP Associates, LLC, a limited liability company organized under the laws of the State of Delaware (“NVP”), and Wells Fargo & Company, a corporation organized under the laws of Delaware and a financial holding company and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“Wells Fargo” and collectively with NVP X, Genesis X, and NVP, the “Reporting Persons”) in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of MeetMe, Inc. (the “Company”). On December 6, 2011, the Company changed its legal domicile to Delaware; and, effective June 1, 2012, the Company changed its name from Quepasa Corporation (CUSIP Number 74833W206) to MeetMe, Inc. (CUSIP Number 585141104). This Amendment No. 2 supplements and amends the Schedule 13D originally filed by NVP X, Genesis X and certain individuals on November 23, 2011 (the “Schedule 13D”) relating to Quepasa Corporation (CUSIP Number 74833W201), as amended by Amendment No. 1 filed by NVP X, Genesis X, NVP and Wells Fargo on April 2, 2012. Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 100 Union Square Drive, New Hope, PA 18938.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b).

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety with the following:

Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Item 5(c).

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety with the following:

On June 26, 2013, NVP X distributed to its partners 1,000,000 shares of Common Stock of the Company.

On July 11, 2013, NVP X distributed to its partners 1,000,000 shares of Common Stock of the Company.

On July 25, 201, NVP X distributed to its partners 1,306,189 shares of Common Stock of the Company

As a result of the foregoing transactions, NVP X has distributed to its partners all shares previously beneficially owned by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2013	NORWEST VENTURE PARTNERS X, L.P.

	BY:	GENESIS VC PARTNERS X, LLC
	ITS:	GENERAL PARTNER

	BY:	NVP ASSOCIATES, LLC
	ITS:	MANAGING MEMBER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

August 27, 2013	GENESIS VC PARTNERS X, LLC

	BY:	NVP ASSOCIATES, LLC
	ITS:	MANAGING MEMBER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

August 27, 2013	NVP ASSOCIATES, LLC

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

August 27, 2013	WELLS FARGO & COMPANY

	By:	/s/ Jeannine E. Zahn
Jeannine E. Zahn
Assistant Secretary